2020 was a year like no other (understatement). After a record 2019, we were excited and brimming with optimism about the prospects for the new decade, the “Roaring Twenties.” We started the year strong, achieving record production at our largest facility in February. Around then, however, we began to hear of a novel virus that was spreading overseas. Traveling back from a business trip on the West Coast, I sent an email to our executive leadership team recommending that they increase our inventory of cleaning and sanitizing supplies and establish local response teams. It was the first of several proactive steps we took in preparation for what would become a global pandemic. Soon, nearly every aspect of how we do business had changed dramatically. We learned to communicate in unique and clever ways which elevated our connections with each other. There was no playbook to follow – sometimes we simply had to make it up as we went along. Our businesses were designated as essential in support of critical infrastructure needs and public safety, and thus remained operational throughout 2020. The health and safety of our workforce has always been our highest priority, so we quickly implemented a range of measures to establish a safe work environment. These steps included adjusting our office spaces and production processes at our facilities to comply with safe-distancing guidelines, investing in temperature screening capabilities, issuing a mandatory face mask policy, providing our employees with additional paid time off, and making at-home test kits available for free to our employees and their household members. Our mission has never been more critical than it was in 2020: Our products move material, clean infrastructure, and protect the communities where we work and live. Early in the pandemic, our team members pivoted to manufacture face shields for our first responder customers and our employees. We donated to local food banks. Through our “Reclaiming Tomorrow, Together” initiative, we launched a website to educate customers about how our products could be used to perform essential cleaning and sanitization functions, and we introduced several new digital marketing tools, allowing us to reach our customers in new ways. These tools include a revamped used equipment marketplace, virtual equipment demonstrations, digital training academies, and the launch of our e-commerce site, which is initially focused on certain product lines within our Safety and Security Systems Group. In an effort to promote awareness of Federal Signal, our products, and our culture, we also (finally) caught up with many of our businesses by joining several social media platforms. INVESTING IN OUR FUTURE Dear Federal Signal Stockholder: Elgin® Broom Bear Plug-In Hybrid Electric Street Sweeper

Whenever I reflect on my tenure as CEO, I am inspired by how well our businesses have performed when faced with complex challenges, delivering financial results that are outstanding both in absolute terms and relative to our peers. This special blend of creativity and perseverance was again evident in 2020. Over the last several years, we have taken a series of calculated steps to diversify our end market exposures and revenue streams as we aimed to mute the cyclicality our Company has experienced in prior economic downturns. The combination of increased diversity in both end markets and revenues, actions taken to minimize supply chain disruption, and the implementation of several cost-saving actions all helped us mitigate the impact of many pandemic-related operational challenges and sustain a high level of financial performance. At the same time, we continued to make progress toward our strategic objectives and maintained focus on our eighty-twenty improvement initiatives. Consolidated net sales and adjusted EBITDA* for the year were $1.13 billion and $182 million, respectively. That translated to an adjusted EBITDA margin* for the year of 16.1%, above the high end of our target range and up 40 basis points over 2019. On an adjusted basis, our diluted earnings per share* for the year were $1.67, the second highest level in our history, surpassed only by the record $1.79 set in 2019. Cash flow in 2020 was outstanding, due in part to disciplined working capital management, with $136 million of cash generated from continuing operations, representing a 32% year-over-year increase. Our financial position at the end of 2020 remained strong, with $82 million of cash and $280 million of availability for borrowings under our $500 million revolving credit agreement, a five-year facility that was executed in July 2019, which can be increased by an additional $250 million for acquisitions. Our strong balance sheet, positive operating cash flow, and capacity under our revolving credit facility allowed us to adhere to our capital allocation priorities in 2020, as illustrated by the following: • We continued to fund organic growth initiatives by investing in our businesses and funding new product development. Capital expenditures for 2020 were $30 million, as we made strategic investments for the future by purchasing new machinery and equipment aimed at increasing operating efficiencies and expanding capacity at several of our production facilities. Of our total R&D expenditures in 2020, approximately 20% were invested in electrification projects, and we are pleased to report that during the fourth quarter we received the first orders for our hybrid electric street sweeper. • In June 2020, we completed the acquisition of PWE, a distributor of maintenance and infrastructure equipment covering North Carolina, South Carolina, and parts of Tennessee. The acquisition added a third location to our current footprint in this population- dense region, which we expect to help us better serve our customers and accelerate the growth of our aftermarket business. • We demonstrated our commitment to returning value to stockholders by funding cash dividends and share repurchases of $19.4 million and $13.7 million, respectively, and we recently declared a 13% increase to the dividend for the first quarter of 2021. In addition, to highlight our ongoing commitment to operating in a socially responsible and environmentally sustainable manner, we published our inaugural long-form Sustainability Report in October 2020. • NET SALES OF $1.13 BILLION • ADJUSTED EBITDA* OF $182 MILLION • ADJUSTED EBITDA MARGIN* OF 16.1%, UP FROM 15.7% • ADJUSTED EPS* OF $1.67, 2ND HIGHEST LEVEL IN OUR HISTORY • OPERATING CASH FLOW OF $136 MILLION, UP $33 MILLION, OR 32% OPERATIONAL AND FINANCIAL PERFORMANCE IN 2020 Amounts above are for continuing operations only, for the year ended, December 31, 2020. *Certain non-GAAP measures referenced in this letter are reconciled to GAAP measures in the Company’s February 25, 2021 earnings release.

ENVIRONMENTAL SOLUTIONS GROUP

Our Environmental Solutions Group (ESG) is a leading manufacturer and supplier of a full range of street sweepers, sewer cleaners, industrial vacuum loaders, safe-digging trucks, high-performance waterblasting equipment, road-marking and line-removal equipment, and dump truck bodies and trailers. In addition to vehicle sales, ESG also engages in the sale of parts, service and repair, equipment rentals, and training as part of a comprehensive aftermarket offering to its customers through its service centers located across North America. ESG sells products to both municipal and industrial customers either through a dealer network or by direct sales to service customers, generally depending on the type and geographic location of the customer.

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SAFETY AND SECURITY SYSTEMS GROUP

Our Safety and Security Systems Group (SSG) is a leading manufacturer and supplier of comprehensive systems and products that law enforcement, fire rescue, emergency medical facilities, campuses, military facilities, and industrial sites use to protect people and property. SSG offers systems for community alerting, emergency vehicles, first responder interoperable communications, and industrial communications. Specific products include public safety equipment such as vehicle lightbars and sirens, industrial signaling equipment, public warning sirens, and general alarm/ public address systems.


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As I think about our prospects for 2021 and beyond, I am encouraged by current conditions in our end markets and our ongoing execution of strategic initiatives. While we are pleased with recent order trends, our operations are still being impacted by pandemic-related disruptions. We would all agree that putting this pandemic behind us is a critical objective. With that in mind, we recently kicked off a Company-wide initiative to raise awareness about COVID-19 vaccines, to help eligible employees get access to the vaccines, and to encourage participation levels. Federal Signal is well-positioned to benefit from the recently enacted $1.9 trillion federal stimulus package, which includes $350 billion earmarked for state, local, and territorial governments. Among its provisions, the package targets maintenance of essential infrastructure, such as sewer systems and streets. In addition, the anticipated U.S. infrastructure legislation could result in an increase in capital equipment demand in areas such as roads, bridges, broadband, clean energy, and public transportation, which could, in turn, increase demand for the majority of our product offerings, including equipment sales and rentals of dump trucks and trailers, safe-digging trucks, road-marking and line-removal equipment, sewer cleaners, and street sweepers. Through a combination of organic growth initiatives and M&A, we continue to target long-term revenue growth in the high single digits, with best-in-class EBITDA margins and consistently strong cash flow generation. Unlike many companies who “hunkered down” and conserved capital in 2020, we invested in our future by taking several actions that positioned us to not only take advantage of any post-pandemic market recovery, but to also support our long-term strategic growth initiatives. During 2020, we continued to promote organic growth by investing in new product development and expanding capacity at several of our production facilities. On the M&A front, we recently completed the acquisition of OSW Equipment and Repair, LLC (OSW), a leading manufacturer of dump truck bodies and custom upfitter of truck equipment and trailers. The OSW acquisition was highly strategic, adding three premier brands that serve attractive infrastructure, construction, and other industrial end-markets on the West Coast, in Arizona, and parts of Canada, and giving us a strong “anchor tenant” for future growth. We were able to persevere through this unprecedented year and execute at a consistently high level due to the commitment of our employees, the strength and resilience of our businesses, and our proactive employee safety measures. Our portfolio of businesses includes many market-leading brands with solid fundamentals. We have a strong financial position, a history of robust cash flow generation, a clearly-defined strategy, and an experienced management team with a proven track record of anticipating issues and delivering solutions. The pandemic has not changed any of these factors. I sincerely thank our loyal customers and dealers, our 3,700 hardworking employees and you, our stockholders, for your continued support. For over 100 years our Company has worked through every type of challenge, and you can count on us to continue to learn from our mistakes and successes from this crisis on our journey forward. The best is yet to come. “It’s not the blowing of the wind that determines our destination, it’s the set of the sail.” Our sail is firmly set, and the tailwinds are also looking pretty good. Jennifer L. Sherman President and Chief Executive Officer April 2021 LOOKING FORWARD This communication may contain certain forward-looking statements concerning the company’s future financial performance, strategy, plans, goals and objectives. See our Annual Report on Form 10-K filed with the SEC on February 25, 2021 for additional discussion. The company disclaims any responsibility to update any forward-looking statements provided herein. 1415 West 22nd Street Oak Brook, IL 60523 federalsignal.com *Certain non-GAAP measures referenced in this letter are reconciled to GAAP measures in the company’s February 25, 2021 earnings release.